United States securities and exchange commission logo

March 23, 2021

Gavin West

Business Advisor

NousLogic Healthcare Inc.

5150 Crenshaw Road #A150

Pasadena, Texas 77505

Re:    NousLogic Healthcare Inc.

Amendment No. 1 to Form 1-A

Filed March 9, 2021 File No. 024-11398

Dear Mr. West:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 1-A

Cover Page

Comment 1: We note the financial statement information included on the cover page does not agree to those provided beginning on page 31 of Part II and III. Please revise. ’

Answer 1: After speaking with Jeanne Bennett at the SEC, we have changed the financial information on the Form 1A to reflect information contained within the 2020 audited financials. The updated balance sheet information can be found on both Form 1A in the Item 1 Financial Statement information as well as the 2020 audited financials.

Comment 2: We note your statement on the cover page that up to 135,000 shares of common stock will be sold “by a selling shareholder.” However, it does not appear that a selling shareholder is involved in the offering, but rather that the 135,000 shares will be sold by the company. Please clarify and revise the cover page accordingly.

Answer 2: The circular has been corrected that the 135,000 shares will be issued by the Company, not by the selling shareholder.

Risk Factors, page 3

Comment 3. We note your statement on page 3 that a minimum of $2,500,000 gross offering proceeds may be realized. However, on the cover page and elsewhere in the offering circular you state that the offering minimum is $700,000. Please reconcile and revise.

Answer 3: We have changed this to the proper and appropriate amount of $700,000 and it is now reconciled.

Current Shareholders, page 9

Comment 4: We note your response to our prior comment 3 and we reissue the comment. Please revise to provide all of the information required by Item 12 of Part II of Form 1-A.

Answer 4: The following has been corrected, revised, and inserted into the offering circular.

Item 12: Security Ownership of Management and Certain Securities ( effective March 23, 2021)

Title of Class	Name & Address of Benefical Owner	Amount & Nature of Benefical Ownership	Amount and Nature of Beneficial Acquirable (2)	Percent of Class
Common	Hoang Nhu (1)	350,000 shares	Zero - Not included in executive compensation	42.42% (3)
Common	Vu Theriot, MD (1)	150,000 shares	Zero - Not included in executive compensation	18.18% (3)

(1) Nouslogic Healthcare 5150 Crenshaw Rd, Ste A , Pasadena TX 77505
(2) The principal owners will acquire no additional securities under terms of their executive compensation
(3) 825,088 Shares of common stock issued at of March 23, 2021. Exclusive of 135,000 shares to be offered

Company Overview, page 10

Comment 5: We reissue our prior comment 5. Revise the filing to provide management’s discussion and analysis of financial condition and results of operations for the appropriate financial statement periods as required by Item 9 of Part II of Form 1-A. For additional guidance, please see Item 303 of Regulation S-K.

Answer 5: We have amended the offering circular to include the below information regarding management’s discussion and analysis of financial condition and results of operations for the applicable period.

o	Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
o	One major material change to the Income Statement is the introduction of the RPM Device Revenue. Most Revenue still flows through on a consolidated basis to the “Sales” line, but Nouslogic has started breaking out RPM Devices from 2020 onwards. This is one of the three major Products for expected growth.
o	For the provided financials, there was no “unusual” or “unordinary” Revenue or Expenses that need to be explicitly described; this includes any unordinary one-time expenses.
o	There have also been no material changes to the Balance Sheets over the periods provided.
o	As it currently stands, Nouslogic has no liquidity issues. This is due to them being leveraged only ~20%. That said, ~80% of their Assets are financed through Equity (Capital Stock). Nouslogic currently has sufficient Current Assets to more than cover their Liabilities.
o	There are no known material Capital Expenditure commitments as of right now. It is expected that after a successful raise, Nouslogic will enter into agreements surrounding the Manufacturing expansion.
o	Since Nouslogic is a currently operating entity, the Plan of Operations is included in the supporting documents.
o	Currently, there is no anticipation for the need to raise additional funds, as the current equity raise should provide sufficient funding for the near future.
o	Nouslogic is currently a growth type company, we expect their Financials to change significantly after the raise, as they are able to grow and expand their current book of business. We do not expect their core business to change, just the range.

Financial Synopsis, page 11

Comment 6: We note your response to prior comment 6 and revisions made to the filing. While the use of financial projections is permitted and encouraged, there must be a reasonable basis for them, they should be suitably supported, and the level of support should be persuasive. Given your limited operations and revenues your projections beyond one year would not have a reasonable basis. Please revise the filing to remove them

Answer 6: We have updated the offering circular to reflect your recommendation to provide 1 year of financial projections. Below is the summary table to those projections that are also found in the circular.

Projected
2021

Total Net sales	12,033,474
Y-o-Y growth (%)
Operating expenses	7,818,307
EBIT margin (% of total sales)	65.0%
EBITDA	4,215,166
% of total sales	35.0%
Net Income	3,329,981
% of total sales	27.7%

Sales Summary
Year	Year 1
Hospital Revenue (Installation)	2,437,614
Hospital Revenue (Database)	210,772
Hospital Revenue (Service)	19,570
Food Franchise Revenue (Installation)	500,000
Food Franchise Revenue (Database)	115,714
Food Franchise Revenue (Service)	1,830
Hotel Revenue (Installation)	135,000
Hotel Revenue (Database)	10,125
Hotel Revenue (Service)	—
Independent Dinning Revenue (Installation)	1,200,000
Independent Dinning Revenue (Database)	494
Independent Dinning Revenue (Service)	4,393
Other ( Grocery etc..) Revenue (Installation)	95,000
Other ( Grocery etc..) Revenue (Database)	7,125
Other ( Grocery etc..) Revenue (Service)	348
RPM Revenue (Installation)	2,720,000
RPM Revenue (database)	4,575,488
Subtotal Revenue	12,033,474

Total Sources	5,500,000
Sales Summary
Year	Year 1
Hospital Revenue (Installation)	2,437,614
Hospital Revenue (Database)	210,772
Hospital Revenue (Service)	19,570
Food Franchise Revenue (Installation)	500,000
Food Franchise Revenue (Database)	115,714
Food Franchise Revenue (Service)	1,830
Hotel Revenue (Installation)	135,000
Hotel Revenue (Database)	10,125
Hotel Revenue (Service)	—
Independent Dinning Revenue (Installation)	1,200,000
Independent Dinning Revenue (Database)	494
Independent Dinning Revenue (Service)	4,393
Other ( Grocery etc..) Revenue (Installation)	95,000
Other ( Grocery etc..) Revenue (Database)	7,125
Other ( Grocery etc..) Revenue (Service)	348
RPM Revenue (Installation)	2,720,000
RPM Revenue (database)	4,575,488
Subtotal Revenue	12,033,474

Financial Summary
(In USD)
COGS - Direct Labor, Referral Fees, Bonuses	(5,545,117)
Operating Profit	6,488,357
Gross Operating Profit	53.92%

Expenses (Overhead)	288,020
Payroll Costs	1,358,970
Marketing	626,200
EBITDA	4,215,166
EBITDA Margin %	35.03%
Post EBITDA Adjustments
Tax @ 21% (Loss Carry)/Depreciation/Interest	(885,185)
Net Income (Free Cash Flow)	3,329,981
NP Margin %	27.67%

Sources and Uses, page 11

Comment 7:We note your response to our prior comment 7. Please revise your disclosure in the offering circular to describe any anticipated material changes in the use of proceeds if all of the securities being qualified are not sold, including if only the minimum of $700,000 is sold.

Answer 7: The following has been inserted into the circular to better describe use of capital at different thresholds including minimum:

Nouslogic is seeking $5,500,000 through private equity from individual or institutional investors by offering 135,000 shares of Common Stock at $40.74 per share. The Company will achieve a post money valuation of ~$39.5 million with new investment having ~13.5% ownership. Use of proceeds will be for commercial launch of the product to include key staffing, leasing of office space, sales & marketing efforts, legislative initiatives, and continued R&D of next generation products.

Use of proceeds for the minimum required capitalization are reflected in the below chart. In the eventy Nouslogic were to only capitalize at its minimum amount, the company would eliminate one (1) sales vertical (Food service), slow the expansion or a second sales vertical (RPM), and eliminate a legislative effort we have targeted nationwide. The savings provided the company would allow us to operate and develop revenue over the course of year 1 that would allow us to initiate these efforts in subsequent years. A 12-18 month delay in these initiatives would have minimal impact in the final outcome of the company or projected long term ROI for investors.

	Full Capitalization		Minimum Capitalization
Uses of Proceeds	Amount	% of Total	Amount	% of Total
Personnel	$1,500,000	27.27%	$325,000	46.43%
Manufacturing	$750,000	13.64%	$150,000	21.43%
Contingency	$500,000	9.09%	$50,000	7.14%
Legislative Initiatives	$1,000,000	18.18%	$0	0.00%
Marketing	$750,000	13.64%	$50,000	7.14%
Banking Fees	$600,000	10.91%	$50,000	7.14%
Other	$400,000	7.27%	$75,000	10.71%
Total Uses	$5,500,000	100.00%	$700,000	0.00%

Independent Accountant Audit Report, page 30

Comment 8: We note that Omar Alnuaimi CPA does not appear to be independent in accordance with Rule 2-01(c)(4)(i) of Regulation S-X as a result of the compilation report issued on the financial statements as of and for the year ended December 31, 2020. As a result, you will be required to have a new independent accounting firm audit your financial statements for the year ended December 31, 2020 when they are required to be included in your amended offering statement. Additionally, please confirm that Omar Alunaimi CPA complies with all of the independence standards in Article 2 of Regulation S-X for the years ended December 31, 2019 and 2018. If not, please amend your offering statement to include any required audit reports from an independent accounting firm that complies with Article 2 of Regulation S-X.

Answer 8: 2020 has been audited by a new official auditor, who is independent. You will see the 2020 audited report in the new version of the circular.

In addition, Omar Alnuaimi was independent and complies with all of the independence standards in Article 2 of the Regulation S-X for years ended in December 31, 2019 and 2018.

Comment 9:

Please revise to present Statements of Changes in Shareholders’ Equity, which should be audited by your auditor and included in their revised report.

Answer 9:

The newly enclosed 2018 and 2019 audited financials fulfils the requirement in the comment regarding Statement of Changes in Shareholders’ Equity as well as the 2020 audit.

Profit & Loss Statement, page 31

Comment 10: Please revise the titles of the line items “Net Income From Operations” and “Net Income Before Provision for Income Taxes” to clearly state the amounts are losses.

Answer 10: Completed in new circular

Comment 11: We see on the balance sheet that there has been no change in the amount of accumulated depreciation during 2019. Please explain to us how you have reported depreciation and amortization expense when there has been no increase in the accumulated amount. Also, tell us why you do not classify depreciation and amortization expenses as operating expenses.

Answer 11:

a.	Fixed Assets were acquired in the beginning of 2018 @ 2,579 with an estimated useful life of 12 years.
b.	This equates to an annual deprecation of $215, which is the expense in 2018 and 2019.
c.	The Balance Sheet has been updated to include the Accumulated Depreciation.
d.	Depreciation Expense line item has been moved to ‘operating activities’

Statement of Cash Flows, page 33

Comment 12:

In Operating Activities, the non-cash adjustment for depreciation should be the amount of depreciation expense during the period and not the balance of accumulated depreciation at year end. Please revise.

Answer 12: Please see the justification for the non-cash adjustment for depreciation for the audited financials.

a.	Fixed Assets were acquired in the beginning of 2018 @ 2,579 with an estimated useful life of 12 years.
b.	This equates to an annual deprecation of $215, which is the expense in 2018 and 2019, which was properly stated on the CF statement.

Profit & Loss Statement, page 40

Comment 13: We see you have sales of the RPM Devices. Please revise to present the costs of these sales as a separate line item and as a deduction to arrive at gross profit.

Answer 13: Addressed, these were not RPM sales and have been re-named in the revised audited financials

Statement of Cash Flows, page 42

Comment 14: Please explain to us the nature of the line item Other Adjustments and revise the Statement of Cash Flows to properly describe it.

Answer 14: This relates to the deprecation. It was simply overlooked, the 215 to be added to Accumdepr was instead subtracted from Other Current Assets. It has been backed out from Other Current Assets and added to AccumDepr. This change is reflected in the updated audited financials.

Part III - Exhibits, page 46

Comment 15: Please include a currently dated auditor’s consent pursuant to Item 17.11 of Part III to Form 1-A.

Answer 15: This is provided in the updated audited financials.

Part III Information

Exhibits, page 46

Comment 16: We note that the Subscription Agreement contains a jury trial waiver provision. Please revise your disclosure in the offering circular to address the following:

●	Include a description of the provision in the Risk Factors section of the offering circular;
●	Clearly state whether or not this provision applies to claims under federal securities laws. If so, please also state that investors cannot waive compliance with the federal securities laws and rules and regulations promulgated thereunder. If this provision is not intended to apply to federal securities law claims, amend your subscription agreement to state the same, or tell us how you will inform future investors of this limitation.
●	Highlight the material risks related to this provision, including the possibility of less favorable outcomes, the potential for increased costs to bring a claim, and whether it may discourage or limit suits against you or the depositary.
● Clarify whether the provision applies to purchasers in secondary transactions.

Answer 16: We have added a section in the “risk factors” section titled “waiver of jury trial” with a description of the provision as found in the offering circular as well as whether or not this provision applies to claims under federal securities laws. We also highlighted the material risks related to this provision, including the possibility of less favorable outcomes, the potential for increased costs to bring a claim, and whether it may discourage or limit suits against the company. We also clarified whether the provision applies to purchasers in the secondary transactions.

Comment 17: We note your response to our prior comment 13; however, we are unable to locate responsive disclosure in the offering circular. We resissue the comment in full.

Answer 17:We have updated the section in the “risk factors” section titled “compliance with securities laws” with the requested information and disclosures, clarifying the fact that investors are obligated to comply with all applicable state and federal laws.

Placement Agent, page 47

Comment 18: We note your response to our prior comment 11 and we reissue the comment. Please remove the disclaimer appearing on page 47. In addition, please revise your disclosure, where appropriate, to explain the relationship between the company and the placement agent. Please also remove the headers and footers containing USCGS’s logo and contact information from each page of the circular, as the offering circular is the responsibility of the company and not the placement agent, and inclusion of the letterhead may be misleading to potential investors. Finally, please confirm the company’s understanding that it is liable for all of the information contained in the offering circular.

Answer 18: The disclaimer on current page 47 has been removed. As found in the disclosure, the relationship between the company and US Cap Global is clear now as it is throughout the document. All headers and footers with USCGS’s logo and contact information have been removed. In addition, the disclosure now clarifies the fact that the company is liable for all information found in the circular.

Comment 19: In addition, we note that Section 1 of the Letter Agreement you have filed as the Exhibit 1.1 Underwriting agreement clearly states that USCGS is not acting in any capacity to underwrite, place or purchase any financing or securities and has been engaged solely to determine potential strategic alternatives for the company. Please reconcile this with your disclosure throughout the offering circular that they are acting as the company’s placement agent.

We note your response to our prior comment 14; however, we are unable to locate responsive disclosure in the offering circular. We resissue the comment in full.

Answer 19: The confusion here lies in the fact that there are two separate entities, with similar names/acronyms. US Cap Global Securities (“USCGS”) and US Cap Global Partners (“USCGP”). USCGP, as stated in the underwriter agreement, is the entity that performed due diligence, underwriting, etc… But it is USCGS thatis the company’s placement agent. So in short, USCGS is acting as the broker-dealer for the offering, and USCGP performed the underwriting and due diligence. USCGS is the FINRA licensed broker-dealer.

Regarding prior comment 14, our answer is as follows:

This section has added in the offering circular following the capitalization table and before the audited financials.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

Answer: We will do so.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Jeanne Bennett at 202-551-3606 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance

Office of Life Sciences

cc:	Christopher Kelly